EXHIBIT 4(e)

This SALE AND PURCHASE AGREEMENT (“this Agreement”) is made and entered into this 29th day of March 2011 by and among:

JG SUMMIT HOLDINGS, INC., a corporation duly organized and existing under and by virtue of the laws of the Philippines, with principal offices at the 43/F Robinsons Equitable Tower, ADB Ave. cor. Poveda Rd., Ortigas Center, Pasig City, Philippines (“JG Summit”);

EXPRESS HOLDINGS, INC., a corporation duly organized and existing under and by virtue of the laws of the Philippines, with offices at 29/F Galleria Corporate Center, EDSA corner Ortigas Avenue, Quezon City, Philippines (“Express Holdings”);

SOLID FINANCE (HOLDINGS), LIMITED, a corporation duly organized and existing under and by virtue of the laws of the Vanuatu, with principal offices at BDO House Kumul Highway, Vanuatu (“Solid Finance”);

MRS. ELIZABETH YU GOKONGWEI, Filipino, of legal age, and with office address at 42/F Robinsons Equitable Tower, ADB Ave. cor. Poveda Rd., Ortigas Center, Pasig City, Philippines (“Mrs. Gokongwei”); and

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY, a corporation duly organized and existing under and by virtue of the laws of the Philippines, with principal offices at the 7/F Ramon Cojuangco Building, Makati Ave., Makati City, Philippines (the “Buyer” or “PLDT”);

(JG Summit, Express Holdings, Solid Finance and Mrs. Gokongwei are at times individually referred to herein as a “Seller” and collectively, as the “Sellers.” The Sellers and the Buyer are also at times individually referred to herein as a “Party” and collectively, as the “Parties.” JG Summit and Express Holdings are at times hereafter referred to collectively as the “JG Group”.)

RECITALS:

(A)	Digital Telecommunications Philippines, Inc. (“Digitel”) is a corporation duly organized and existing under and by virtue of the laws of the Philippines with principal offices at 110 E. Rodriguez, Jr. Avenue, Quezon City. It is a publicly listed corporation with the Philippine Stock Exchange (“PSE”).

(B)	Currently, the Sellers are the registered and beneficial owners of an aggregate of 3,277,135,882 common shares of Digitel (the “Sale Shares”), which currently represent approximately 51.55% of the issued and outstanding capital stock of Digitel. Each Seller is the registered and beneficial owner of the number of Sale Shares set out opposite its name in Part A of Exhibit 1.

(C)	JG Summit also holds (or by the Closing Date, will hold) certain convertible bonds issued by or exchangeable into shares in the capital stock of Digitel, as described in and upon the terms and conditions set out in Schedules 2-B and 2-C (the “Convertible Bonds”).

(D)	JG Summit has also provided advances to the Target Companies on the terms set out in Part C of Exhibit 1 (the “Advances”).

(E)	Digitel is the record and/or beneficial owner of 13,420,000 shares in the capital stock of Digitel Mobile Philippines, Inc. (“Sun”), representing one hundred percent (100%) of Sun’s issued and outstanding capital stock.

(F)	Digitel, Sun and Digitel Crossing, Inc. each hold franchises to operate and maintain telecommunications systems in the Philippines under Republic Act No. 7678 (1994), Republic Act No. 9180 (2002) and Republic Act No. 9235 (2004), respectively (the “Franchises”).

(G)	The Sellers desire to sell, assign and transfer all of their respective rights, title and interest in and to the Enterprise Assets (as such term is defined in Schedule 1) to the Buyer, and the Buyer is willing to purchase and accept the Enterprise Assets from the Sellers (and thereby acquire a direct and indirect equity interest in the Target Companies), subject to the terms and conditions of this Agreement.

NOW, THEREFORE, for and in consideration of the foregoing premises and the covenants hereinafter contained, the Parties agree as follows:

1.	DEFINITIONS AND INTERPRETATIONS

1.1	Definitions

In this Agreement, including the Exhibits, Schedules and Annexes hereto, capitalized terms shall have the meanings assigned to them in Schedule 1 unless the context otherwise requires or they are expressly assigned a different meaning.

1.2	Interpretation

(a)	References to this Agreement or any other document, instrument or agreement shall (i) include all exhibits, schedules, annexes and other attachments thereto, (ii) include all documents, instruments or agreements issued or executed in replacement thereof, and (iii) mean such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified and supplemented from time to time in accordance with the terms thereof and in effect at any given time.

(b)	References to Sections, Schedules, Exhibits, Annexes, Recitals or paragraphs shall be interpreted as references to the Sections, Schedules, Exhibits, Annexes, Recitals or paragraphs of this Agreement unless the context otherwise requires or they are expressly assigned a different meaning.

(c)	References to one gender include all genders and references to the singular include the plural and vice versa.

(d)	Verbs derived from a substantive shall have the same meaning as the substantive and vice versa.

(e)	Headings shall be ignored in interpreting this Agreement.

(f)	Specific references to a statute or statutory provision include:

(i)	that statute or provision as from time to time modified, re-enacted or consolidated whether before or after the date of this Agreement;

(ii)	any past statute or statutory provision (as from time to time modified, re-enacted or consolidated) which that statute or provision has directly or indirectly replaced; and

(iii)	any subordinate legislation made from time to time in respect of that statute or statutory provision which is in force at the date of this Agreement,

Except to the extent that any statute, statutory provision or subordinate legislation made or enacted after the date of this Agreement would create or increase any liability of any Party under this Agreement in which event the provisions of paragraphs (i), (ii) and (iii) shall not apply.

(g)	If any provision of this Agreement conflicts with a provision in a Schedule, Exhibit or Annex the provision of this Agreement shall prevail.

(h)	The phrases “include,” “includes” and “including” and any equivalent phrase shall, unless expressly stated otherwise, be read and construed as if immediately followed by the words “without limitation.”

(i)	This Agreement and the documents executed pursuant to its provisions are the result of negotiations between the Sellers and the Buyer and their respective counsel. Accordingly, this Agreement and such documents shall be deemed to be the product of all Parties thereto, and no ambiguity in the language used shall be construed in favor of or against a Party.

(j)	JG Summit and Express Holdings shall be liable on a joint and several basis for any breach of the representations, warranties, undertakings, covenants, agreements and obligations given and entered into by the Sellers under this Agreement. Accordingly, JG Summit and Express Holdings shall be liable on a joint and several basis for all indemnities payable by a Seller or the Sellers under this Agreement. For the avoidance of doubt, the liability for any breach of any representations, warranties, undertakings, indemnities, covenants, agreements and obligations given and entered into by the Sellers under this Agreement shall be payable solely by JG Summit and Express Holdings, jointly and severally.

(k)	No right granted to any Seller under this Agreement shall be validly exercised unless such right shall have been exercised by JG Summit, acting in its own capacity and as attorney-in-fact of the other Sellers.

(l)	Any reference to “writing” or cognate expressions includes a reference to facsimile transmission or comparable means of communication.

(m)	Any reference to a person or entity includes such person or entity’s permitted successors and assigns.

(n)	Accounting terms have the meanings assigned to them by Philippine Accounting Standards and Philippine Financial Reporting Standards (“PAS-PFRS”).

(o)	The words “hereof,” “herein” and “hereunder” and words of similar import when used in any document shall refer to such document as a whole and not to any particular provision of such document.

(p)	Any reference to “days” shall mean calendar days, unless the term “Business Days” is used.

2.	SALE AND PURCHASE

2.1 Sale and Purchase of Shares, Convertible Bonds and Advances

(a)	Upon the terms and subject to the conditions of this Agreement, at the Closing, the Sellers shall assign, transfer and convey to the Buyer, and the Buyer shall purchase and accept from the Sellers, all of the Sellers’ rights, title and interests in and to the Sale Shares, Convertible Bonds, and Advances (collectively, the “Enterprise Assets”), in each case, free from any Encumbrances.

(b)	It is expressly agreed that the rights, title and interest of the Sellers in and to the Enterprise Assets to be sold to and purchased by the Buyer hereunder shall include: (i) any shares issued, declared or accrued by Digitel by way of stock dividends on the Sale Shares from December 31, 2010; (ii) any property or cash dividend, interest or other sum payable, paid or accruing on the Enterprise Assets (including any Shares that may be issued by Digitel upon an exercise of the conversion feature of the Convertible Bonds) from December 31, 2010; (iii) all rights heretofore or hereafter accruing on the Enterprise Assets from December 31, 2010 (including any right to subscribe for Shares pertaining to the Advances or the Convertible Bonds from December 31, 2010); and (iv) the proceeds of any of the foregoing.

2.2 Purchase Price

(a)	The price to be paid to the Sellers by the Buyer for the Enterprise Assets (the “Purchase Price”) shall be the Peso equivalent of the US Dollar amounts set out in Part D of Exhibit 1, converted into Pesos using the Agreed Exchange Rate. The Purchase Price shall be paid in accordance with Section 2.2(b) and allocated among the Sale Shares, Convertible Bonds and Advances in accordance with Part D of Exhibit 1.

(b)	The Buyer shall pay the Purchase Price by issuing to each Seller the number of PLDT Common Shares set out opposite its name in Part E of Exhibit 1, at a ratio of one PLDT Common Share for every P2,500 of the Purchase Price.

(c)	The Sale Shares shall be exchanged by way of a special block sale at the PSE. The Parties shall exert all reasonable efforts to obtain any approvals required from the PSE for the special block sale. All fees, charges and expenses in connection with the special block sale, including broker’s fees, shall be paid in accordance with Section 7.2 of this Agreement.

3. CLOSING

(a)	Subject to Section 4, the closing of the sale by the Sellers, and the purchase by the Buyer, of the Enterprise Assets (the “Closing”) shall take place on 30 June 2011 or such later date contemplated by Section 4.6 or as may otherwise be agreed upon by the Parties (the “Closing Date”), at a time and place to be agreed upon by the Parties.

(b) At Closing, the following transactions shall take place:

(i)	The Sellers shall execute and deliver a deed of assignment covering the Sale Shares in favor of the Buyer in the form of Exhibit 2 and the cross sale of the Sale Shares shall be entered as a block sale into the trading system of the PSE.

(ii)	The stock certificates representing the 27,679,210 PLDT Common Shares shall be issued and delivered to the Sellers pursuant to this Agreement.

(iii)	Unless the Parties shall have obtained the SEC’s approval of an exemption from the requirement that the Tender Offer and the Closing take place simultaneously, the Tender Offer shall be completed on the Closing Date by the delivery or payment of the consideration for the Digitel shares tendered by the public in accordance with the terms of the Tender Offer. If such exemption shall have been granted by the SEC, the Tender Offer shall be completed after the Closing Date by the delivery or payment of the consideration for the Digitel shares tendered by the public in accordance with the terms of the Tender Offer and Applicable Law.

(iv)	The respective boards of directors of the Target Companies hereof will conduct special meetings for the purpose of appointing the directors to be nominated by the Buyer, in lieu of the directors nominated by or for the Sellers and otherwise reorganize the management of the Target Companies as agreed by the Parties.

(v)	The Sellers shall deliver to the Buyer: (1) the originals of the Convertible Bonds, and all agreements, acknowledgments, certificates, confirmations, authorizations and all other documents issued in respect of or in relation to or pursuant to the Convertible Bonds (with the form of transfer on the back duly completed and signed, as applicable); (2) a deed of assignment executed in the form of Exhibit 3, upon the terms of which JG Summit assigns all of its rights, titles and interests in its Advances to the Buyer, together with any other agreements, acknowledgments, certificates, confirmations, authorizations and all other documents issued in respect of or in relation to or pursuant to the Advances; (3) a certification from the Sellers’ broker that the Sale Shares are lodged with the Philippine Depository and Trust Corporation; and (4) such other corporate records and documents as may be required to give the Buyer good title to the Enterprise Assets and to enable the Buyer to become the registered holder of the Sale Shares and to otherwise exercise the rights of a registered stockholder of Digitel and indirect stockholder in the other Target Companies.

(vi)	JG Summit shall deliver to the Buyer a deed of assignment executed in the form of Exhibit 4, assigning all of its rights, titles and interests in its Convertible Bonds to the Buyer.

(vii)	The Parties shall enter into the Escrow Agreement with the Escrow Agent, pursuant to which the Escrow Agent shall hold the Retention Amount in escrow, subject to release in accordance with the terms thereof.

(viii)	Upon Closing, and for as long as the Sellers own no less than five percent (5%) of the outstanding common shares of PLDT: (1) JG Summit shall be entitled to one representative on PLDT’s board of directors; and (2) JG Summit’s involvement in designated board committees in PLDT will be favorably considered (in each case, provided that such board and committee nominees shall possess all required qualifications and none of the disqualifications under the Buyer’s by-laws and Applicable Law).

(c)	Each of the Sellers confirms that the issuance in its favor of such number of PLDT Common Shares as set out in Part E of Exhibit 1 will comprise full receipt of its share in the Purchase Price.

4. CONDITIONS PRECEDENT

4.1 Conditions Precedent to Buyer’s Obligations

Subject to Section 4.4, the obligation of the Buyer to purchase the Enterprise Assets under this Agreement is, unless otherwise waived by the Buyer, subject to the fulfillment of each of the following conditions (the “Sellers’ Conditions”):

(a)	Representations and Warranties. The representations and warranties made by the Sellers in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date as though made on and as of such dates, and JG Summit shall have delivered to the Buyer a certificate, dated the Closing Date, to such effect.

(b)	Performance of Obligations. The Sellers shall have performed and complied with any and all agreements, covenants and obligations which are required by this Agreement to be so performed or complied with by the Sellers at or prior to Closing, including the covenants of the Sellers set forth in Section 6, and JG Summit shall have delivered to the Buyer a certificate, dated the Closing Date, to such effect.

(c)	Corporate Documents. The Buyer shall have received, in form and substance satisfactory to the Buyer, the documents set forth in Schedule 3.

(d)	Broker’s Confirmation. The Buyer shall have received from the broker appointed by the Sellers (which broker shall be reasonably acceptable to the Buyer), written confirmation that the Sale Shares are held by such broker for the Sellers and are ready to be sold to the Buyer under a block sale through the PSE.

(e)	Third Party Consents. The consent of the third parties listed in Annex 4 of the Sellers Disclosure Letter to the consummation of the transactions contemplated by this Agreement (the “Third Party Consents”) shall have been obtained.

4.2	Conditions Precedent to Sellers’ Obligations

The obligations of each Seller to sell all of its rights, title and interests in and to the Enterprise Assets to the Buyer are, unless otherwise waived by the Sellers, subject to the fulfillment of each of the following conditions (the “Buyer’s Conditions”):

(a)	Performance of Obligations. The Buyer shall have performed and complied with any and all agreements, covenants and obligations which are required by this Agreement to be so performed or complied with by the Buyer at or prior to the Closing Date, including the covenants of the Buyer set forth in Section 6, and the Buyer shall have delivered to JG Summit a certificate, dated the Closing Date, to such effect.

(b)	Representations and Warranties. The representations and warranties made by the Buyer in this Agreement shall be true and correct on and as of the date of this Agreement and on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such dates, and the Buyer shall have delivered to JG Summit a certificate, dated the Closing Date, to such effect.

(c)	Corporate Authority. JG Summit shall have received a certificate from the corporate secretary or equivalent officer of the Buyer attesting to the Shareholders’ Approval and resolutions adopted by the board of directors of the Buyer authorizing the purchase of the Enterprise Assets in accordance with the terms of this Agreement.

4.3 Common Conditions

The obligations of the Parties to sell and purchase the Enterprise Assets shall be subject to the fulfillment of each of the following conditions (the “Common Conditions”):

(a)	Approvals. The following Governmental Authorizations and actions necessary for the approval of the sale and purchase of the Enterprise Assets shall have been obtained, made or completed: (i) the approval by the NTC of the sale and purchase of the Sale Shares (the “NTC Approval”); (ii) the approval of the shareholders of the Buyer of the issuance of PLDT Common Shares as consideration for the purchase of the Enterprise Assets (the “Shareholders’ Approval”); (iii) the approval by the SEC of the valuation of the Enterprise Assets to be exchanged for the PLDT Common Shares; (iv) the approval by the PSE of the block sale of the Sale Shares; (v) the confirmation by the SEC that the issuance of the PLDT Common Shares to the Sellers under Section 2.2(b) is exempt from the registration requirement of the SRC; and (vi) the approval by the SEC of the application for exemption from registration of the issuance of PLDT common shares pursuant to the Tender Offer.

(b)	Injunctions or Restraints. No statute or regulation which would prohibit, restrict or materially delay the transactions contemplated in this Agreement shall have been enacted by any Governmental Authority, and no writ of preliminary injunction, restraining order or other judgment, decree, order or resolution of a Governmental Authority shall have been issued against any of the Parties, restraining or enjoining the transactions contemplated by this Agreement.

4.4	Waiver of Conditions

(a)	At any time before the Closing Date, the Buyer may in its sole discretion waive a Sellers’ Condition set out in Section 4.1 by notice to the Sellers on such terms as the Buyer may determine.

(b)	At any time before the Closing Date, the Sellers may in their sole discretion waive a Buyer Condition set out in Section 4.2 by notice to the Buyer on such terms as the Sellers may determine.

4.5	Satisfaction of Conditions

For purposes of Closing:

(a)	the JG Group shall be obligated to procure the satisfaction of all Sellers’ Conditions;

(b)	the Buyer shall be obligated to procure the satisfaction of all Buyer’s Conditions;

(c)	the Buyer and the JG Group shall cooperate with each other in good faith and exert their joint best efforts to procure the satisfaction of the Common Conditions (other than the Shareholders’ Approval, which shall be the responsibility of the Buyer, subject to Section 4.6),

In each case, as soon as reasonably practicable from the date hereof but no later than the Closing Date. Should any Party become aware of anything which will or is reasonably likely to prevent any Condition from being satisfied, it shall forthwith disclose the same to the other Parties.

4.6 Non-Satisfaction and Extension of Closing Period

If the Third Party Consents or the Governmental Authorizations or consents referred to in Section 4.3(a) are not obtained by 30 June 2011, but all other Conditions shall have been fulfilled (or waived, as the case may be), the Parties shall extend the Closing Date by a period of 30 days from 30 June 2011 or such other mutually acceptable longer period; provided, that if the approval or consent not obtained is the NTC Approval or the Shareholders’ Approval, the Parties shall extend the Closing Date by a period of three months from 30 June 2011 or such mutually acceptable longer period.

4.7 Closing Notice

If at any time either the Sellers or the Buyer believes that all Conditions have been satisfied, it may so notify the other Parties (a “Closing Notice”). Upon receipt of a Closing Notice, the Parties receiving the Closing Notice shall within three Business Days issue an acknowledgment to the other Parties confirming either that: (i) it agrees that all such Conditions have been satisfied, or waives all unfulfilled Conditions intended for its benefit (a “Closing Confirmation”) or (ii) it believes that certain Conditions, which shall be identified in such acknowledgment, have not been fulfilled. The Conditions shall be deemed to be satisfied on the date upon which a Closing Confirmation from each other Party shall have been received by the Buyer (or the Sellers, as the case may be).

5. REPRESENTATIONS AND WARRANTIES

5.1 Sellers’ Representations and Warranties

The JG Group (on its own behalf and on behalf of the other Sellers) hereby represents and warrants to the Buyer as follows:

(a)	Each of JG Summit, Express Holdings and Solid Finance is a corporation duly organized, validly existing, and in good standing under the laws of the place of its incorporation and has the corporate power and authority to carry on its business as it is now being conducted or presently proposed to be conducted.

(b)	Each Seller has the full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. In respect of each Seller that is a juridical entity, its execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by its boards of directors, and no other corporate action or corporate proceeding is necessary to authorize this Agreement or the transactions contemplated hereby. Each Seller that is an individual has entered into this Agreement freely and voluntarily and with full knowledge of the terms and conditions hereof.

(c)	JG Summit is duly authorized to transact, negotiate, execute and deliver this Agreement for and on behalf of Express Holdings, Solid Finance and Mrs. Gokongwei.

(d)	This Agreement has been duly and validly executed and delivered by the Sellers and constitutes their legal, valid and binding obligation, enforceable against it in accordance with its terms.

(e)	Except as otherwise disclosed in the Sellers Disclosure Letter, the execution and delivery of this Agreement, and the performance of its obligations hereunder, do not and will not violate any Applicable Laws and will not conflict with or result in a breach of its articles of incorporation, by-laws or equivalent charter documents (in respect of the Sellers which are juridical entities), or of any contract, agreement or other obligation to which it is a party or for which it may be bound, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any such contract, agreement or obligation.

5.2 Additional Representations and Warranties of Sellers

In addition to the representations and warranties under Section 5.1:

(a)	each Seller hereby represents and warrants to the Buyer that it is the legal and beneficial owner of the number of Sale Shares set out opposite its name in Part A of Exhibit 1, free and clear of any liens and Encumbrances; and

(b)	the JG Group hereby makes the representations and warranties set out in Schedule 2 in favor of the Buyer.

5.3 Representations and Warranties of the Buyer

The Buyer hereby represents and warrants to the Sellers as follows:

(a)	It is a corporation duly organized, validly existing, and in good standing under the laws of the Philippines and has the corporate power and authority to carry on its business as it is now being conducted or presently proposed to be conducted.

(b)	It has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Its execution and delivery of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by its board of directors, and (except for the Shareholders’ Approval) no other corporate action or corporate proceeding is necessary to authorize this Agreement or the transactions contemplated hereby.

(c)	This Agreement has been duly and validly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms.

(d)	The execution and delivery of this Agreement, and the performance of its obligations hereunder, do not and will not violate any Applicable Laws and will not conflict with or result in a breach of its articles of incorporation, by-laws or equivalent charter documents, or of any contract, agreement or other obligation to which it is a party or for which it may be bound, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any such contract, agreement or obligation.

(e)	Upon issuance on Closing Date, the PLDT Common Shares shall be duly authorized, validly issued, fully paid and non-assessable and free from any liens and Encumbrances.

5.4	Survival of Representations and Warranties

The representations and warranties of each of the Parties shall be true and correct as of the date of this Agreement and on all dates throughout the period ending on the Closing Date with the same effect as though such representations and warranties had been made on and as of such dates.

5.5	Warranties Independent

Each of the representations and warranties made by the Sellers under Sections 5.1 and 5.2 (together the “Warranties”) shall be construed as a separate and independent warranty and shall not be limited or restricted by reference to or inference from the terms of any other Warranty or any other term of this Agreement.

5.6	No Claims

The JG Group undertakes not to make any claim against any of the Target Companies or against any director, officer or employee of any Target Company, in respect of a misrepresentation, inaccuracy or omission in or from information or advice provided by the Target Companies, or by any of their directors, officers or employees who assisted the JG Group in making a Warranty.

6. COVENANTS

6.1	Covenants of JG Group

Subject to Section 1.2(j), the JG Group hereby covenants that, from the date hereof until the Closing Date:

(a)	The Sellers shall exercise the voting, governance and contractual powers available to them to cause the Target Companies to carry on its business diligently and in the ordinary course of business and consistent with past practice, and to do any and all acts as may be necessary to perform and comply with their respective obligations under the Franchises, CPCNs, PAs or any financing or other agreements binding on the Target Companies.

(b)	Without limiting the generality of Section 6.1(a), the Sellers shall procure that none of the Target Companies shall, without prior written approval of the Buyer, perform any of the acts set out in this Section 6.1(b):

(i)	declare or pay any dividends or make any distributions upon its capital stock, or purchase, redeem or otherwise acquire any of its stock for consideration, or otherwise make any advances or other distribution of funds to its shareholders or any of such Target Company’s Related Parties;

(ii)	except for subscription rights that may be granted in respect of the Advances or the Convertible Bonds, issue or grant additional shares or rights of subscription, conversion or exchange in respect of shares in its capital stock, or undertake any share split, share subdivision or any other kind of restructuring of its share or loan capital;

(iii)	enter into any contract with, or waive or compromise any right or claim, by contract or otherwise, in favor of, any of its shareholders or Related Parties, which is not in the ordinary course of business and consistent with past practice and commercial terms customary in the telecommunications industry;

(iv)	sell, assign, transfer, or otherwise dispose of, or create any Encumbrance or fail to cause the lifting of any Encumbrance over, any of the Enterprise Assets or Digitel’s shares in Sun;

(v)	sell, assign, transfer, or otherwise dispose of any of the shares of stock of any Target Company;

(vi)	sell, assign, transfer, or otherwise dispose of any assets of any Target Company except in the ordinary course of business and consistent with past practice and commercial terms customary in the telecommunications industry;

(vii)	acquire, or sell, create any Encumbrance on, or otherwise dispose of any assets except in the ordinary course of business and consistent with past practice and commercial terms customary in the telecommunications industry;

(viii)	hire or engage (whether on a regular, temporary or other basis) any employees, except in the ordinary course of business and consistent with past practice and commercial terms customary in the telecommunications industry;

(ix)	create any share option or other incentive scheme for its directors, officers, employees consultants or agents or otherwise grant or enter into agreement to grant any option or rights in respect of its shares, other securities or loan capital;

(x)	amend, or agree to amend, its articles of incorporation or by-laws;

(xi)	commence any litigation or arbitration proceedings, other than those reasonably necessary to protect their assets and properties;

(xii)	compromise or settle litigation or arbitration proceedings or any action, demand or dispute, or enter into any contract with, or waive or compromise a right or claim in relation to any contract, litigation or arbitration proceedings, in each case, except to lessen the amount of any liability claimed against any Target Company;

(xiii)	make any donations in excess of (Peso)5,000,000 in the aggregate;

(xiv)	modify, vary or waive any terms of the Convertible Bonds and the Advances; or

(xv)	enter into any agreement to do any of the foregoing.

(c)	If there shall occur any event or circumstance between the date hereof and the Closing Date which would constitute a breach of the Warranties, then the JG Group shall promptly and in no event later than three Business Days from the occurrence of such event or circumstance, deliver to the Buyer written notice of such event or circumstance, specifying to the extent reasonably possible the details thereof and the measures being taken by the JG Group to address the same by the Closing Date.

6.2 PLDT Shareholding Covenants

(a)	To allow the Buyer to maintain a substantial public float, the JG Group undertakes that for as long as First Pacific Company Limited, NTT DoCoMo and their associated companies continue to directly or indirectly own or hold legal and/or beneficial rights to shares representing at least forty percent (40%) of the issued and outstanding common shares of PLDT, the total number of PLDT common shares that JG Summit and the JG Subsidiaries may collectively hold legal and/or beneficial title to shall not exceed twelve percent (12%) of the total issued and outstanding common shares of PLDT at any given time.

(b)	JG Group and the PLDT-Digitel Group will regularly discuss the telecommunications, broadband and other related requirements of the Sellers’ Group.

(c)	From the Closing Date up to the first anniversary thereof (the “Lock-up Period”), none of the Sellers shall, without the prior written consent of the Buyer, transfer, or create or permit to exist any Encumbrance on, any of the PLDT Common Shares paid to the Sellers on Closing, including all stock dividends paid or accruing on such PLDT Common Shares (collectively, the “Lock-up Shares”). Any transfer of, or Encumbrance on, the Lock-up Shares made in violation of the transfer restriction under this Section 6.2 shall not be binding upon PLDT and, to the extent permitted under Applicable Law, shall not be recorded and registered in the stock and transfer book of PLDT. As used in this Section 6.2, the term “transfer” shall mean (i) the direct or indirect transfer, sale, assignment or disposition of or grant of any option to purchase any Lock-up Shares or any interest therein, whether voluntary or involuntary, or (ii) entering into any agreement in respect of any of the foregoing.

(d)	PLDT may not, during the Lock-up Period, enter into any transaction or issue any additional shares in its capital stock if the result of such transaction or issuance would be to dilute the Sellers’ equity stake in PLDT corresponding to the Lock-up Shares (the “Dilution Event”), unless PLDT either: (i) obtains the prior written consent of the Sellers; or (ii) waives its rights in respect of the Lock-up Period and allows the Sellers to divest themselves of all or a portion of the Lock-up Shares. Following the occurrence of the Dilution Event, any Lock-up Shares which have not been sold by the Sellers shall again be subject to the lock-up provisions of this Section 6.2 for the remainder of the Lock-up Period; provided, that the issuance of 10% Cumulative Convertible Preferred Shares pursuant to PLDT’s Subscriber Investment Plan and of common shares upon the conversion of such Cumulative Convertible Preferred Shares shall not constitute a Dilution Event.

6.3	Non-compete

(a)	The JG Group undertakes that the JG Group and the JG Subsidiaries shall not engage, directly or indirectly, in any business, undertaking or enterprise that is competitive with or antagonistic to the following businesses of the PLDT-Digitel Group (the “Restricted Business”): (i) telecommunications business, both fixed-line and wireless; (ii) broadband business, both fixed line and wireless; (iii) data center business (except to the extent any such data center renders services to JG Summit or any JG Subsidiary); and (iv) call center business (except to the extent any such call center renders services to JG Summit or any JG Subsidiary).

(b)	For purposes of this Section 6.3, the expression “competitive with” the Restricted Business includes the following:

(i)	directly or indirectly carrying on (whether alone or in partnership or joint venture with anyone else) or otherwise being concerned with or interested in (whether as trustee, principal, agent, shareholder, unit holder or in any other capacity) any business similar to or competitive with the Restricted Business, except to the extent JG Summit and/or any JG Subsidiary shall take a trading position as a passive investor in shares representing no more than two percent (2%) of the issued and outstanding capital stock of any listed corporation engaged in the Restricted Business;

(ii)	soliciting or persuading any person who is a customer or client of the PLDT-Digitel Group in respect of the Restricted Business (or who was in the 12-month period before Closing a customer or client of any of the Target Companies, PLDT, Smart, any of their respective Subsidiaries and Affiliates, or the PLDT-Digitel Group in respect of the Restricted Business) to cease doing Restricted Business with the PLDT-Digitel Group or reduce the amount of business which the customer or client would normally do in respect of the Restricted Business of any of the Target Companies, PLDT, Smart, any of their respective Subsidiaries and Affiliates, or the PLDT-Digitel Group; and

(iii)	accepting from a customer or client referred to in Section 6.3(b)(ii) above any business of the kind ordinarily forming part of the Restricted Business of the PLDT-Digitel Group.

(c)	The JG Group must not, and must procure that the JG Subsidiaries shall not, at any time, directly or indirectly use or disclose to any third party any confidential information of the business of any of the Target Companies or the PLDT-Digitel Group which is not generally known or available in the market place or which but for a violation of this Section 6.3(c) would not be generally known or available to the public.

(d)	The JG Group undertakes that except as otherwise agreed, the JG Group and the JG Subsidiaries shall not, at any time, directly or indirectly induce or attempt to induce any person who is at the time of execution of this Agreement or who later becomes an employee of any of the Target Companies, PLDT, Smart, any of their respective Subsidiaries and Affiliates, or the PLDT-Digitel Group to terminate his or her employment with such companies.

(e) The Sellers agree that:

(i)	any failure to comply with this Section 6.3 would diminish the value of the Enterprise Assets and the business of the PLDT-Digitel Group;

(ii)	the restrictive undertakings in this Section 6.3 are reasonable and necessary for the protection of the value of the Enterprise Assets and the business of the PLDT-Digitel Group and must be given full effect; and

(iii)	the restrictive undertakings are reasonable and afford no more than adequate protection of the Buyer’s and the PLDT-Digitel Group’s interest.

(f)	The restrictions set out in this Section 6.3 shall take effect from the Closing Date and for as long as: (i) JG Summit and/or any JG Subsidiary owns shares representing at least five percent (5%) of issued and outstanding common shares of PLDT; and (ii) any nominee of JG Summit and/or any JG Subsidiary occupies a seat on the board of directors of PLDT, and shall remain in force until the second anniversary of the time either of the conditions in Section 6.3(f)(i) and 6.3(f)(ii) shall have ceased.

6.4 Buyer’s Covenants

(a)	The Buyer shall proceed diligently, in good faith and (i) exert its best efforts to obtain the Shareholders’ Approval by Closing Date; and (ii) obtain the approval by the PSE of the listing of the PLDT Common Shares on the PSE by 30 September 2011.

(b)	The Buyer shall, as soon as practicable from the date of this Agreement, conduct the Tender Offer in accordance with Applicable Law and applicable regulations of the PSE. Subject to such exemptive reliefs from relevant tender offer rules as may be granted by the SEC, the Tender Offer shall include the following terms and conditions:

(i)	The PLDT Common Shares and each common share of Digitel held by the public (the “Digitel Public Shares”) shall be valued at (Peso)2,500 and (Peso)1.60 each, respectively. Accordingly, the Buyer shall offer to issue one PLDT Common Share in exchange for every 1,563 Digitel Public Shares tendered in response to the Tender Offer. Alternatively, the Buyer shall, at the Digitel shareholder’s option, pay such shareholder in cash, at (Peso)1.60 per Digitel Public Share.

(ii)	The Buyer shall offer to purchase all Digitel Public Shares tendered in response to the Tender Offer subject to the condition that all Conditions to the sale and purchase of the Sale Shares in accordance with this Agreement shall have been fulfilled (or waived, as the case may be).

The Buyer shall provide the JG Summit with copies of all documents filed with or submitted to the SEC or the PSE in connection with the Tender Offer promptly after making such filings or submissions.

(c)	The JG Group shall cooperate and exert all efforts reasonably necessary to provide the Buyer with such information and supporting documents as may be reasonably necessary for purposes of assisting in complying with its obligations under this Section 6.4.

6.5 Mutual Covenants

(a)	Each Party shall cooperate and use best efforts to prepare and file as soon as practicable all necessary documentation, to effect all necessary applications, notices, petitions, filings and other documents, and to use best efforts to obtain any necessary Governmental Authorizations which it is required to obtain under this Agreement. The Parties further agree to use best efforts to perform any act, comply with any requirement, make any undertaking or obtain any clearance or approval required by any Governmental Authorities or Applicable Law.

(b)	The Parties also agree to cooperate with each other in good faith in:

(i)	implementing a mutually acceptable and suitable arrangement with respect to the guarantees extended by JG Summit, as such guarantees are identified in Schedule 2-D;

(ii)	obtaining the SEC’s approval of an exemption from the requirement that the Tender Offer and the Closing take place simultaneously; and

(ii)	defending against any and all claims, demands, suits or proceedings (commenced by any person or Governmental Authority) asserted against any of the Parties relating to, resulting from or arising out of the transactions contemplated by this Agreement.

6.6 Financial Information

After Closing, upon reasonable written notice, Buyer and the JG Group shall furnish or cause to be furnished to each other and their respective Representatives, during normal business hours, such information (including records pertinent to the Target Companies) as is reasonably necessary for financial reporting and accounting matters in connection with the transactions contemplated by this Agreement.

6.7 Further Assurances

Each Party shall execute such further documents or instruments and take such further actions as may reasonably be requested by the other Parties in order to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.

7. TAXES AND EXPENSES

7.1	Taxes

Any and all stock transaction, capital gains or other Taxes that may be imposed on or in connection with the sale of the Enterprise Assets contemplated by this Agreement shall be for the account solely of the Sellers. Any documentary stamp taxes that may be imposed on or in connection with the sale and purchase of the Convertible Bonds and the Advances contemplated by this Agreement shall be for the account solely of the Sellers. All documentary stamp taxes for the issuance of the PLDT Common Shares to the Sellers and the sale and purchase of the Sale Shares shall be for the account of the Buyer.

7.2	Expenses

(a)	All transaction costs, fees and expenses of whatever nature ordinarily for the account of selling shareholders will be borne solely by the Sellers or such other shareholders. Corollarily, all transaction costs, fees and expenses of whatever nature ordinarily for the account of the buyer will be borne solely by the Buyer.

(b)	All transaction costs, fees and expenses of whatever nature in connection with the issuance of the PLDT Common Shares (including any fees payable to the SEC in connection therewith) shall be shared equally by the Parties. All transaction costs, fees and expenses of whatever nature in connection with the Tender Offer (including any fees payable in respect of the application for exemptive relief contemplated by Section 6.5(b)(ii) and such other fees payable to the SEC in connection with the Tender Offer) shall be borne solely by the Buyer.

(c)	Any fees payable to the a Party’s securities brokers, consultants and advisors in respect of the preparation, execution and performance of this Agreement and the transactions contemplated hereby shall be exclusively for the account of and borne by such Party.

8. POST-CLOSING REVIEW AND INDEMNIFICATION

8.1 Post Closing Review and Retention Amount

(a)	The Buyer shall conduct a legal, financial and tax review of the Target Companies and the Enterprise Assets for a period of 90 days from the Closing Date (the “Post Closing Review Period”) to determine whether any claim for indemnification may be brought under Section 8. For this purpose, the JG Group shall give the Buyer and its Representatives such information relating to the Target Companies as may be reasonably requested by the Buyer to enable the Buyer to complete the legal, financial and tax review contemplated by this Section 8.1.

(b)	The Retention Amount shall be deposited with a banking institution mutually acceptable to the Parties (the “Escrow Agent”) in accordance with an escrow agreement entered into among the Parties and the Escrow Agent on terms and conditions mutually acceptable to them (the “Escrow Agreement”). The Retention Amount, including any interest accruing thereon, shall be held by the Escrow Agent in escrow for a period of six months from Closing (the “Retention Period”) and will be used to indemnify the Buyer solely for any Indemnifiable Loss that may be claimed by the Buyer following its post-closing review as a result of a breach of the Warranties on Working Capital and Net Debt under paragraphs 6(F) and 6(G) of Schedule 2.

(c)	In respect of a breach of the Warranties on Working Capital and Net Debt under paragraphs 6(F) and 6(G) of Schedule 2, the Buyer may, without prejudice to its rights under Section 8.2, seek to recover the Indemnifiable Losses arising from such breach by making a claim against the Retention Amount for the amount by which the Net Debt exceeds US$642,000,000 and all amounts representing the deficiency in Working Capital (which, in the event of a dispute, shall be resolved in accordance with the procedure in Section 8.3(d)). The Indemnifiable Loss in this event shall be the Peso equivalent of the US Dollar amount of the Indemnifiable Loss converted into Pesos using the Agreed Exchange Rate. Any balance of the Retention Amount remaining after the Retention Period, inclusive of any accrued interest thereon, shall be released to the Sellers in accordance with the Escrow Agreement.

(d)	For the avoidance of doubt, any claim for an Indemnifiable Loss arising from a breach of the Warranties on Net Debt and Working Capital under paragraphs 6(F) and 6(G) of Schedule 2 shall not be limited to the Retention Amount.

8.2 Indemnification

(a)	From and after the Closing Date, and subject to Section 8.5, the JG Group will indemnify, defend and hold harmless the Buyer and its directors, officers, employees and duly authorized representatives (the “Buyer Group”) from and against any and all claims, demands or suits (by any person), losses, liabilities, damages, obligations, payments, costs and expenses (including, without limitation, reasonable attorneys’ fees) (each, an “Indemnifiable Loss”), asserted against or suffered by any member of the Buyer Group relating to, resulting from or arising out of:

(i)	the breach of any of the Warranties, if not remediable, or if remediable, which shall remain unremedied after 15 days from receipt of notice from the Buyer; or

(ii)	the breach of any covenant of the JG Group or for which the JG Group has agreed to be responsible under this Agreement, if not remediable, or if remediable, which shall remain unremedied after 15 days from receipt of notice from the Buyer.

For the avoidance of doubt, the Parties hereby acknowledge and agree that no event, circumstance, effect, occurrence or state of affairs will be deemed a breach of any of the Warranties to the extent that such event, circumstance, effect, occurrence or state of affairs (and the full amount of all losses, liabilities, damages, obligations, payments, costs and expenses that may arise therefrom) is fully, specifically and accurately disclosed in the Sellers’ Disclosure Letter, and provided that faithful and accurate copies of all material documents relating to and evidencing the matters disclosed in the Sellers’ Disclosure Letter have been provided to the Buyer within seven days from the date of this Agreement.

(b)	Any member of the Buyer Group entitled to receive indemnification under this Agreement (any such person, an “Indemnitee”) will be required to undertake reasonable efforts to mitigate any Indemnifiable Loss in respect of which a claim for indemnification is made.

(c)	The JG Group’s obligation to indemnify the Buyer Group pursuant to this Section 8.2 for Indemnifiable Losses is subject to the following limitations:

(i)	the maximum aggregate liability of the JG Group for all Indemnifiable Loss for a breach of Warranty under Section 8.2(a)(i) shall not exceed US$250,000,000.00 or its equivalent in Pesos; provided, that the maximum aggregate liability of the JG Group for Indemnifiable Loss under Section 8.2(a)(i) arising from Government Claims shall not exceed US$100,000,000.00 or its equivalent in Pesos; provided, further, that any claim for an Indemnifiable Loss arising from a breach of the Warranties on Working Capital and Net Debt under paragraphs 6(F) and 6(G) of Schedule 2 shall not be subject to the limitation in this Section 8.2(c)(i);

(ii)	the JG Group shall not be liable under this Agreement in respect of any Indemnifiable Loss under Section 8.2(a)(i) unless: (1) any single claim for an Indemnifiable Loss under Section 8.2(a)(i), or claims for Indemnifiable Losses arising from the same cause, is or are recoverable in the amount of at least (Peso)5,000,000.00 or its equivalent in any other currency; provided, that individual claims arising out of a single set of facts and circumstances shall be treated as one claim for purposes of determining whether the threshold contained in this Section 8.2(c)(ii) has been met; and (2) the aggregate amount of Indemnifiable Losses for which the JG Group would otherwise be liable under Section 8.2(a)(i) is at least (Peso)50,000,000.00 or its equivalent in any other currency; provided, that where total Indemnifiable Losses agreed or determined in respect of all claims arising under Section 8.2(a)(i) is at least (Peso)50,000,000.00 or its equivalent in any other currency, the JG Group shall be liable for the entire amount of all Indemnifiable Losses, including the first (Peso)50,000,000.00 or its equivalent in any other currency, subject to the limitation under Section 8.2(c)(i); and

(iv)	in no event shall there be double recovery by the Buyer Group under this Section 8.2 in relation to claims recoverable under Section 8.1.

8.3 Procedure for Making Claims

(a)	If an Indemnitee desires to assert a claim for indemnification under this Section 8, the Indemnitee shall notify the JG Group in writing of the events, circumstances, claims and actions that have occurred or have been made against the Indemnitee that bring about or may potentially bring about the application of Section 8.2 of this Agreement (the “Claim Notice”). The JG Group shall have five Business Days from its receipt of the Claim Notice (the “Notice Period”) to notify the Indemnitee whether or not it disputes its liability to the Indemnitee with respect to such claim. If the JG Group fails to so notify the Indemnitee within the Notice Period, then the claim shall be deemed accepted and, provided the claim for indemnification is not in the nature of a pending claim or demand by any person who is not a Party or an Affiliate of any Party (a “Third Party Claim”), the Indemnitee may recover the amount of the Indemnifiable Loss from the Retention Amount in accordance with the Escrow Agreement, with any shortfall to be paid by the Indemnifying Party to the Indemnitee in cash within 30 days from the lapse of the Notice Period. If the JG Group notifies the Indemnitee that it does not dispute the claim, and provided the claim for indemnification is not in the nature of a Third Party Claim, then the JG Group shall pay the Indemnitee within 30 days from such notice.

(b)	If any Indemnitee receives notice of the assertion of any Third Party Claim with respect to which indemnification is to be sought from the JG Group, the Indemnitee will give the JG Group written notice thereof within a reasonable time from the Indemnitee’s receipt of notice of the assertion of such claim or of the commencement of any claim, action, or proceeding. Such notice shall describe the nature of the Third Party Claim in reasonable detail (including a copy of the Third Party Claim, if made in writing) and shall indicate the estimated amount, if practicable, of the Indemnifiable Loss that has been or may be sustained by the Indemnitee.

(c)

If the claim for which indemnification is sought is in the nature of a Third Party Claim and the JG Group notifies the Indemnitee that the JG Group accepts liability for said claim, then the Indemnitee and the JG Group shall, at the expense of the JG Group, cooperate with each other in good faith in defending against the claim or taking such other action as may be appropriate under the circumstances (taking into account the best interests of the Target Companies and advice of legal counsel). In the event that the Indemnitee and the JG Group disagree on the course of action to take, either the Indemnitee or the JG Group may refer the matter to arbitration. In the meantime, the Indemnitee shall have the right to handle the claim in a way it deems appropriate (taking into account the best interests of the Target Companies and advice of legal counsel), except in the event, and from the time, an arbitral award is made ordering the Parties to take a particular course of action.

(d)	If the JG Group disputes its liability to the Indemnitee with respect to any claim or Third Party Claim brought under this Section 8.3, the Indemnitee and the JG Group shall refer the matter for resolution to Mr. Napoleon Nazareno and Mr. Lance Gokongwei. If the dispute is so resolved by Mr. Napoleon Nazareno and Mr. Lance Gokongwei, such resolution shall be final and binding on the Parties for all purposes. If Mr. Napoleon Nazareno and Mr. Lance Gokongwei fail to reach an agreement with respect to the dispute within the five days from referral, then the Indemnitee and the JG Group shall jointly refer the matter to Mr. James L. Go and Mr. Manuel V. Pangilinan. If the dispute is not resolved after the matter has been raised to Mr. James L. Go and Mr. Manuel V. Pangilinan, then the Indemnitee shall send notice to the JG Group that the matter will be settled through arbitration. In the meantime, if the claim is in the nature of a Third Party Claim, then the Indemnitee shall, at the expense of the JG Group, have the right to handle the claim in a way it deems appropriate (taking into account the best interests of the Target Companies and advice of legal counsel).

(e)	In the event, and from the time an arbitral award is made holding the JG Group liable to the Indemnitee for any claim or Third Party Claim brought under this Section 8.3, then the Indemnitee may recover the amount of the Indemnifiable Loss, subject to the limitations provided in Section 8.2(c).

8.4 Reduction of Indemnity

(a)	If the amount of any Indemnifiable Loss, at any time subsequent to the making of an indemnity payment in respect thereof, is reduced by recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other entity, the amount of such reduction, less any costs, expenses or premiums incurred in connection therewith, will promptly be repaid by the Indemnitee to the JG Group. Upon making any indemnity payment, the JG Group will, to the extent of such indemnity payment, be subrogated to all rights of the Indemnitee against any third party in respect of the Indemnifiable Loss to which the indemnity payment relates provided the JG Group is then in compliance with its obligations under this Agreement in respect of such Indemnifiable Loss; provided, that until the Indemnitee recovers full payment of its Indemnifiable Loss, any and all claims of the JG Group against any such third party on account of said indemnity payment is hereby made expressly subordinated and subject in right of payment to the Indemnitee’s rights against such third party.

(b)	A failure to give timely notice as provided in this Section 8 will not affect the rights or obligations of any Party except if, and only to the extent that, as a result of such failure, the Party that was entitled to receive such notice was actually prejudiced as a result of such failure.

8.5 Time Period for Making Claims

Neither the Sellers nor the Buyer shall be liable under this Section 8 for any claims not filed within two years from the end of the Retention Period. Nothing contained in this Section 8.5 shall limit the liability of any Party insofar as any claim for indemnification under this Section 8 is in respect of any actual fraud or willful misconduct on the part of such Party or its employees.

9. TERMINATION

9.1 Termination

This Agreement may be terminated:

(a) by mutual written agreement of Buyer and Sellers;

(b)	by either the Sellers or the Buyer upon notification to the Buyer or the Sellers (as the case may be) by the terminating Party at any time after December 31, 2011 (or any extension thereof under Section 4.6), if the Closing shall not have occurred on or prior to such date; provided, that neither the Sellers nor the Buyer shall have the right to terminate this Agreement under this Section 9.1(b) unless it shall have fulfilled all Conditions required to be fulfilled by it under Section 4.1 or 4.2, as the case may be;

(c)	before Closing Date, by the Buyer and in its sole discretion, upon notification to the Sellers, subject to Section 9.2.

9.2 Break-Up Fee

(a)	The Buyer shall pay the Sellers a break-up fee of US$150,000,000 (the “Break-Up Fee”) if (i) the Buyer terminates this Agreement under Section 9.1(c) at any time after the date of this Agreement despite the fact that the Sellers are not in breach of any of their obligations, covenants or Warranties hereunder; or (ii) the Buyer terminates this Agreement or the Closing cannot take place due to the failure to obtain the Shareholders’ Approval after the expiration of extension period for fulfilling such Condition under Section 4.6, in each case, unless the Common Conditions are not in place. The Break-Up Fee shall be payable within 30 days from receipt of written demand therefore.

(b)	The Parties agree that the Break-Up Fee under Section 9.2(a) constitutes a reasonable and appropriate measure and approximation of all losses and damages that may be sustained by the Sellers as a result of a termination of this Agreement under Section 9.1(c), does not represent nor shall be deemed to represent a penalty, and shall constitute full and complete payment for any such losses. The payment of the Break-Up Fee contemplated by Section 9.2 shall constitute the Sellers’ sole and exclusive remedy for a termination under Section 9.1(c).

9.3 Effect of Termination

(a)	A Party’s right of termination under Sections 9.1(a) and 9.1(b) is in addition to any other rights it may have under this Agreement, at law or in equity (including the Buyer’s rights under Applicable Law to require specific performance of the Sellers’ obligations under this Agreement and to claim damages for any breach by a Seller of any of its representations, warranties and covenants under this Agreement or failure to use reasonable efforts to consummate the transactions contemplated by this Agreement), and the exercise of such right of termination will not be an election of remedies.

(b)	If this Agreement is terminated pursuant to Section 9.1, all obligations of the Parties under this Agreement will terminate; provided, that Sections 8, 9 and 10.1, 10.2 and 10.10 shall survive the termination of this Agreement.

10. GENERAL PROVISIONS

10.1	Confidentiality

(a)	Pending Closing, no announcement or public disclosure in connection with the existence or the subject matter of this Agreement shall be made or issued by the Sellers or the Buyer without the prior written approval of the other Parties. This shall not affect any announcement or public disclosure required by law or any Governmental Authority or the rules of the PSE or any stock exchange on which the Sale Shares or any shares of a direct or indirect shareholder of any of the Parties are listed, but the Party with an obligation to make an announcement or public disclosure shall consult with the other Parties insofar as is reasonably practicable before complying with such an obligation.

(b)	Subject to Section 10.1(a) and Section 10.1(d) hereof, each of the Sellers and the Buyer shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement), which relates to:

(i)	the provisions of this Agreement and any agreement entered into pursuant to this Agreement; or

(ii)	the negotiations relating to this Agreement (and any such other agreements);

(c)	The Buyer shall treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Target Companies prior to Closing.

(d)	Sections 10.1(b) and 10.1(c) shall not prohibit disclosure or use of any information if and to the extent:

(i)	the disclosure or use is required by Applicable Law, any regulatory body or any stock exchange on which the shares of the Sellers or Buyer or a direct or indirect shareholder of any of the Parties are listed;

(ii)	the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax authority in connection with the Tax affairs of the disclosing Party;

(iii)	the disclosure is made to professional advisers of any Party on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Sections 10.1(b) and 10.1(c) in respect of such information as if they were a party to this Agreement;

(iv)	the information is or becomes publicly available (other than by breach of this Agreement);

(v)	the information is disclosed to any person who needs to know such information for the purposes of considering, evaluating, advising on or furthering the transactions contemplated in this Agreement;

(vi)	the other Party has given prior written approval to the disclosure or use; or

(vii)	the information is independently developed after Closing,

Provided, that prior to disclosure or use of any information pursuant to Sections 10.1(d)(i) or (ii), the Party concerned shall promptly notify the other Parties of such requirement with a view to providing those other Parties with the opportunity to contest such disclosure or use or otherwise agree to the timing and content of such disclosure or use.

10.2	Notices

All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the Parties at the following addresses or facsimile numbers:

If to the Sellers, to:
JG Summit Holdings, Inc.
43/F Robinsons Equitable Tower
ADB Avenue, Ortigas Center
Pasig City

Fax No.: (632) 633 9207
Email: jamesjgs@jgsummit.com
lance.gokongwei@urc.com.ph

Attention: Mr. James L. Go
Chairman and CEO

Mr. Lance Y. Gokongwei
President and COO

If to Buyer, to:

Philippine Long Distance Telephone Company
7/F Ramon Cojuangco Building
Makati Avenue
Makati City

Fax No.:	(632) 892 4844
Email:	mvpangilinan@pldt.com.ph
nlnazareno@pldt.com.ph

Attention:	Mr. Manuel V. Pangilinan
Chairman of the Board

Mr. Napoleon N. Nazareno
President and CEO

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Parties.

10.3	Entire Agreement; Incorporation of Exhibits

(a)	Subject to paragraph (b) below, this Agreement supersedes all prior discussions and agreements among the Parties with respect to the subject matter hereof.

(b)	The Sellers’ Disclosure Letter, any letter by the Sellers addressed to the Buyer dated as of the date hereof and agreed to by the Buyer on the date of this Agreement, and any Schedule or Exhibit attached to this Agreement and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

10.4	No Third Party Beneficiary

The terms and provisions of this Agreement are intended solely for the benefit of each Party and its successors or permitted assigns, and except as otherwise provided in this Agreement, it is not the intention of the Parties to confer third-party beneficiary rights upon any other person.

10.5	Amendment

This Agreement may be amended, supplemented or modified in any and all respects, but only by a written instrument duly executed by or on behalf of Sellers and Buyer.

10.6	Waiver; Cumulative Rights

(a)	The Sellers and the Buyer may to the extent permitted by Applicable Law (i) extend the time for the performance of any of the obligations or other acts of the other Parties; (ii) waive any inaccuracies in the representations and warranties of the other Parties contained herein or in any document delivered pursuant hereto; or (iii) waive compliance with any of the covenants, agreements or conditions of the other Parties contained herein. No such extension or waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Sellers or the Buyer, as the case may be, extending the time of performance or waiving any such inaccuracy or non-compliance. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

(b)

No failure or delay on the part of any Party in exercising any right, power or remedy accruing to it upon any breach or default of any Party under this Agreement shall impair any such right, power or remedy nor shall it be construed as a waiver of any such breach or default thereafter occurring, nor shall a waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring, nor shall any single or partial exercise of any such right or power preclude any other or further exercise thereof or the exercise of any other right or power hereunder. All remedies, either under this Agreement or by law or otherwise afforded the Parties shall be cumulative and not alternative. No notice to or demand on any Party in any case shall entitle it to any other or further notice or demand in similar or other circumstances.

10.7	No Assignment; Binding Effect

Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Parties (which consent shall not be unreasonably withheld), and any attempt to do so will be void. The Buyer may, upon written notice to but without need of obtaining the consent of the Sellers, assign or delegate the whole of its rights, obligations or duties under this Agreement to any of the Buyer’s Affiliates. This Agreement is binding upon, inures to the benefit of and is enforceable by the Parties and their respective successors and assigns.

10.8	Invalid Provisions

If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law or order, and if the rights or obligations of any Party under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; provided, that the commercial considerations for the transactions contemplated in this Agreement will not be adversely affected.

10.9	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Republic of the Philippines.

10.10	Arbitration

(a)	Except as otherwise set forth in this Agreement, all disputes, controversies or differences which may arise between the Parties out of or in relation to or in connection with this Agreement, including any issue as to this Agreement’s validity or enforceability, or for the construction, termination or breach thereof, shall be decided amicably by the Parties.

(b)	Any dispute arising out of or in connection with this contract, including any question regarding its existence, validity or termination, shall be referred to and finally resolved by arbitration in Singapore in accordance with the Arbitration Rules of the Singapore International Arbitration Centre (“SIAC Rules”) for the time being in force, which rules are deemed to be incorporated by reference in this clause.

The Tribunal shall consist of three arbitrators.

(c)	The arbitral proceedings shall be conducted in the English language. The arbitration proceedings shall be strictly confidential.

(d)	The arbitral award shall be final and binding upon the Parties and enforceable by any court having jurisdiction for this purpose.

(e)	The Parties agree that the provisions of this Section constitute a separate and independent agreement among them and no claim that this Agreement is void, unenforceable or ineffective shall preclude submission of any dispute, controversy or claim to arbitration. The Parties recognize that: (a) the panel of arbitrators has jurisdiction to settle the issue of whether this Agreement (or any provision thereof) is void, unenforceable or ineffective; and (b) except to the extent allowed under Sections 28 and 29 of Republic Act No. 9285 (2004), no Party has the right to ask a court to restrain or enjoin the conduct of arbitration proceedings for the settlement of any dispute, controversy or claim under this Agreement. The Parties also agree that the filing of any judicial complaint or suit against any Party and any of such Party’s officers, directors, employees or agents in relation to any matter arising out of, relating to, or in connection with this Agreement shall not preclude the submission of any dispute, controversy or claim to arbitration.

10.11	Enforcement of Agreement

The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.12	Counterparts

This Agreement may be executed and delivered in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

The Sellers:	JG SUMMIT HOLDINGS, INC.
(in its own capacity as Seller and as duly appointed attorney-in-fact of
EXPRESS HOLDINGS, INC.,
SOLID FINANCE (HOLDINGS), LIMITED
and MRS. ELIZABETH YU GOKONGWEI)

By:

/s/ James L. Go
Name: James L. Go
Title: Chairman and Chief Executive Officer

/s/ Lance Y. Gokongwei
Name: Lance Y. Gokongwei
Title: President and Chief Operating Officer

The Buyer:	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Manuel V. Pangilinan
Name: Manuel V. Pangilinan
Title: Chairman of the Board

/s/ Napoleon L. Nazareno
Name: Napoleon L. Nazareno
Title: President and Chief Executive Officer

Schedule 1

DEFINITIONS

“Accrued Project Costs” means costs of (i) unbilled, or (ii) billed but not yet recorded, or (iii) billed but not yet settled materials, equipment, and labor and services associated with the installation, construction, and commissioning of such materials and equipment, whether current or non-current owed by the Target Companies, as jointly determined by the Buyer and the JG Group based on the records of the Target Companies and the confirmation of the Target Companies’ counterparties.

“Advances” means advances received by Digitel from the Sellers in the total amount and on the terms set out in Part C of Exhibit 1

“Affiliate” means, as to any Party, any other person that directly or indirectly controls, or is under common control with, or is controlled by, such Party. For the purpose of this definition, the term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the corporate or management policies of a Party, whether through the ownership of voting securities or by contract.

“Agreed Exchange Rate” means (Peso)43.405 for US$1.00.

“Agreement” means this Sale and Purchase Agreement, including the Exhibits, Schedules and Annexes hereto.

“Applicable Law” means any statute, law, regulation, ordinance, rule, final judgment, final order, decree, conditions or requirements of any Governmental Authorization, concession, grant, franchise, license, directive, guideline, policy, requirement or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority.

“Break-Up Fee” has the meaning given to it in Section 9.2(a).

“Business Day” means any day on which commercial banks are not authorized or required by Applicable Law to be closed in each of Makati City and Pasig City, Philippines.

“Buyer” or “PLDT” means Philippine Long Distance Telephone Company, a corporation duly organized and existing under and by virtue of the laws of the Philippines.

“Buyer’s Conditions” has the meaning given to it in Section 4.2.

“Buyer Group” has the meaning given to it in Section 8.2(a).

“Claim Notice” has the meaning given to that term in Section 8.3(a).

“Closing” has the meaning given to it in Section 3(a).

“Closing Confirmation” has the meaning given to it in Section 4.7.

“Closing Date” has the meaning given to it in Section 3(a).

“Closing Notice” has the meaning given to it in Section 4.7.

“Common Conditions” has the meaning given to that term in Section 4.3.

“Conditions” means each of the Sellers’ Conditions, the Buyer’s Conditions and the Common Conditions.

“Convertible Bonds” means the convertible or exchangeable bonds described in and issued upon the terms and conditions set out in Schedules 2-B and 2-C.

“CPCN” means each certificate of public convenience and necessity issued by the NTC to Digitel, Sun and Digitel Crossing, Inc. as identified in Schedule 2-E.

“Debt” means any interest-bearing long-term liability, including the current portion of any long-term liability, prior to any non-cash deductions including debt issuance costs, owed by the Target Companies to any party other than a Related Party of the Sellers, as jointly determined by the Buyer and the JG Group based on the records of the Target Companies and the confirmation of the Target Companies’ counterparties.

“Digitel” means Digital Telecommunications Philippines, Inc., a corporation duly organized and existing under and by virtue of the laws of the Philippines.

“Digitel Public Shares” has the meaning given to that term in Section 6.4(b)(i).

“Dilution Event” has the meaning given to that term in Section 6.2(d).

“DOTC” means the Department of Transportation and Communication.

“Third Party Consents” has the meaning given to that term in Section 4.1(e).

“Encumbrances” means a mortgage, charge, pledge, lien (including tax liens), option, restriction, right of first refusal, right of pre-emption, third-party right or interest, assignment, deed of trust, other encumbrance or security interest of any kind, or another type of preferential arrangement (including, without limitation, a title transfer or retention arrangement) having similar effect, any proxy, power of attorney, voting trust arrangement, interest, option or right of first offer or any adverse claim as to title, possession or use.

“Enterprise Assets” means the Sale Shares, the Convertible Bonds and the Advances.

“Escrow Agent” has the meaning given to that term in Section 8.1(b).

“Escrow Agreement” has the meaning given to that term in Section 8.1(b).

“Express Holdings” means Express Holdings, Inc., a corporation duly organized and existing under and by virtue of laws of the Philippines.

“Financial Statements” has the meaning given to that term in paragraph 6(B) of Schedule 2.

“Franchises” means Republic Act No. 7678 (1994), Republic Act No. 9180 (2002) and Republic Act No. 9235 (2004).

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, the government.

“Governmental Authorization” means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Authority (whether national or local, domestic or foreign) or other regulatory body having jurisdiction over the Target Companies or pursuant to any Applicable Law (whether national or local, domestic or foreign).

“Government Claims” means any and all fees, Taxes, duties, deductions, charges, penalties and surcharges (and any other costs and interest relating thereto) imposed by any Governmental Authority against any Target Company as a result of or in connection with a breach of any Warranty.

“Indemnifiable Loss” has the meaning given to that term in Section 8.2(a).

“Indemnitee” has the meaning given to that term in Section 8.2(b).

“Intellectual Property” means all patent rights, trademarks, trademark rights, trade names, trade name rights, service marks, domain names, brand names, business names, business styles, copyrights, inventions, schematic designs, industrial models, technology, know-how, trade secrets, processes, methods, product specifications, customer lists, inventory, ideals, algorithms, processes, computer programs or applications (in both source code and object code form), databases, licenses, franchises, and formulas, and tangible or intangible proprietary information or material or knowledge and other intellectual property rights that are used by or in connection with, or held for use by or in connection with, or licensed or granted to or in connection with, each of the Target Companies or in or for, the business of each of the Target Companies as currently conducted by each of the Target Companies, and related documentation necessary for the operation and maintenance thereof, in each case whether registered or unregistered and including applications for the grant of any such rights and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“JG Group” means JG Summit and Express Holdings.

“JG Sale Shares” has the meaning given to that term in Recital B.

“JG Subsidiary” means any other person (a) in which JG Summit owns, directly or indirectly, more than fifty percent (50%) of the outstanding capital stock or other equity interest having ordinary voting power to elect the board of directors or other governing body of such person, or (b) which directly or indirectly controls, or is controlled by, JG Summit (other than United Industrial Corporation Limited). For the purpose of this definition, the term “control” (including the terms “controlling”, “controlled by”) means the possession, directly or indirectly, of the power to direct or cause the direction of the corporate or management policies of a Party, whether through the ownership of voting securities or by contract.

“JG Summit” means JG Summit Holdings, Inc., a corporation duly organized and existing under and by virtue of the laws of the Philippines.

“Lock-up Period” has the meaning given to that term in Section 6.2(c).

“Lock-up Shares” has the meaning given to that term in Section 6.2(c).

“Material Adverse Effect” means a material adverse effect on the financial condition, operating performance, business, results of operations, property or assets of any of the Target Companies, or on the JG Groups’ ability to timely fulfill their duties and obligations under this Agreement, in each case, as reasonably determined by the Buyer.

“Net Debt” means the sum of Debt and Accrued Project Costs, net of cash and cash equivalents, as jointly determined by the Buyer and the JG Group based on the records of the Target Companies and the confirmation of the Target Companies’ counterparties.

“Notice Period” has the meaning given to that term in Section 8.3(a).

“NTC” means the National Telecommunications Commission and its legal successor.

“NTC Approval” has the meaning given to that term in Section 4.3(a).

“PA” means each of the provisional authorities issued by the NTC to Digitel, Sun and Digitel Crossing, Inc. as identified in Schedule 2-E.

“Party” means any one or all of the Sellers and the Buyer, as the context requires.

“PAS-PFRS” has the meaning given to that term in Section 1.2(n).

“Pesos” and the symbol “(Peso)” mean the lawful currency of the Philippines.

“PLDT Common Shares” means the common shares to be issued from the unissued portion of the authorized capital stock of the Buyer as payment for the Enterprise Assets.

“PLDT-Digitel Group” mean PLDT, Smart and the subsidiaries and affiliates of PLDT and Smart, and the Target Companies.

“Post Closing Review Period” has the meaning given to that term in Section 8.1(a).

“PSE” means the Philippine Stock Exchange.

“Purchase Price” has the meaning given to that term in Section 2.2(a).

“Related Party” shall mean, when used in respect of any Party, (a) any of such Party’s Affiliates, (b) any member of such Party’s or its Affiliates’ board of directors, or (c) any stockholder owning at least twenty-five percent (25%) of the outstanding capital stock of such Party or Affiliate, or (d) any relative of any of the foregoing within the third degree of consanguinity or affinity.

“Reports” has the meaning given to that term in paragraph 6(A) of Schedule 2.

“Representatives” of any person means such person’s directors, officers, employees, legal, investment banking and financial advisors, accountants and any other agents and representatives.

“Restricted Business” has the meaning given to that term in Section 6.3(a).

“Retention Amount” means the Peso equivalent of US$100,000,000, converted at the Agreed Exchange Rate.

“Retention Period” has the meaning given to that term in Section 8.1(b).

“Returns” has the meaning given to that term in paragraph 12(A) of Schedule 2.

“Sale Shares” has the meaning given to that term in Recital (B).

“SEC” means the Securities and Exchange Commission and its legal successor.

“Sellers” means JG Summit, Express Holdings, Solid Finance and Mrs. Elizabeth Yu Gokongwei.

“Sellers’ Conditions” has the meaning given to that term in Section 4.1.

“Sellers’ Disclosure Letter” means the letter dated on the same date as this Agreement from the Sellers to the Buyer and agreed upon by both Sellers and the Buyer disclosing specific and detailed information constituting exceptions or qualifications to the representations and warranties of the Sellers contained in this Agreement and the details of other matters referred to in this Agreement.

“Sellers’ Group” means the Sellers and all of their respective Affiliates and Subsidiaries other than United Industrial Corporation Limited.

“Shareholders’ Approval” has the meaning given to that term in Section 4.3(a).

“Shares” means shares in the capital stock of Digitel.

“SIAC Rules” means the Arbitration Rules of the Singapore International Arbitration Centre.

“Smart” means Smart Communications, Inc., a corporation duly organized and existing under and by virtue of the laws of the Philippines.

“Solid Finance” means Solid Finance (Holdings), Limited, a corporation duly organized and existing under and by virtue of the laws of the Vanuatu.

“SRC” means the Philippine Securities Regulation Code (Republic Act No. 8799).

“Subsidiary” means, in respect of any Party, (a) any person or entity, whether foreign or domestic, in which such Party, directly or indirectly owns any shares of stock or securities or other interest convertible into shares of stock or equity interest, and (b) any person or entity, whether foreign or domestic, in which any person or entity referred to in item (a) directly or indirectly owns any shares of stock or securities or other interest convertible into shares of stock or equity interest.

“Sun” means Digitel Mobile Philippines, Inc., a corporation duly organized and existing under and by virtue of the laws of the Philippines .

“Target Companies” means Digitel, Sun and all the Subsidiaries of Digitel and Sun.

“Tax” means all forms of taxation whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, business, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including social security contributions and any other payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto.

“Tender Offer” means a publicly announced intention by the Buyer to acquire shares in the capital stock of Digitel, made in accordance with the SRC and its implementing rules and regulations.

“Third Party Claim” has the meaning given to that term in Section 8.3(a).

“Unaudited Management Accounts” has the meaning given to that term in paragraph 6(C) of Schedule 2.

“US Dollar” and the symbol “US$” mean the lawful currency of the United States of America.

“Warranties” has the meaning given to that term in Section 5.5.

“Working Capital” means the amount of current assets (excluding cash and cash equivalents) plus the portion of value-added input tax and deferred subscriber acquisition and retention costs classified as non-current assets, less the current liabilities (excluding the current portion of long-term liabilities and Accrued Project Costs), in each case, as presented in the Unaudited Management Accounts, the Financial Statements and the audited financial statements of the relevant prior years.

Schedule 2

ADDITIONAL REPRESENTATIONS AND WARRANTIES OF THE JG GROUP

The JG Group represents and warrants to Buyer that, except as set forth in the Sellers’ Disclosure Letter:

1. Organization. Each of the Target Companies is a corporation duly organized, validly existing, and in good standing under the laws of the place of its incorporation and has the corporate power and authority to carry on its business as it is now being conducted or presently proposed to be conducted. Each of Digitel, Sun, Digitel Crossing, Inc., Digitel Information Technology Services, Inc. and Asia Netcom Philippines Corporation is duly licensed to conduct its business in the Philippines and in each jurisdiction where its properties, whether owned or held under lease, or the nature of its activities make such license necessary. Digital Capital Philippines Ltd. is duly licensed to conduct its business in the British Virgin Islands. The general information relating to each Target Company as set out in Schedule 2-A is true, complete and accurate.

2. Equity and Loan Capital.

(A) The authorized capital stock and outstanding capital stock of each Target Company as of the date hereof is as set out in Schedule 2-A.

(B) (i) All of the Sale Shares will represent at least 51.55% of Digitel’s outstanding capital stock as of the Closing Date.

(ii) Digitel is the full and unencumbered legal and beneficial owner of 13,420,000 shares in the capital stock of Sun, which currently represent and on the Closing Date will represent 100% of Sun’s outstanding capital stock.

(C) All of the Sale Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any liens and Encumbrances. Other than as stated in Schedule 2-A, none of the Target Companies has any other share capital, whether or not issued or allotted. There are no agreements or arrangements for the issue, allotment or transfer of or (other than the Convertible Bonds) conversion into any share or loan capital or any other securities of any Target Company. There is no obligation to make further contributions to the capital of any Target Company. Other than the Convertible Bonds, there are no shares of capital stock of any Target Company issued or outstanding, or any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments, obligating any Target Company to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its own capital stock or securities.

(D) There is no voting trust, standstill, stockholder or other agreement or understanding to which any Target Company is a party or is bound with respect to the voting of the capital stock of any Target Company other than the joint venture or shareholders’ agreement among Pacific Network Phils., Inc., Asia Netcom Phils. Corp. and Digitel in respect of Digitel Crossing, Inc., the terms of which have been fully disclosed in the Sellers’ Disclosure Letter.

(E) (i) At Closing, JG Summit shall be the legal and beneficial owner of the Convertible Bonds described in Part B of Exhibit 1 and shall not have assigned any right, title, interest or benefits arising from the Convertible Bonds. The Convertible Bonds constitute legal, valid and binding obligations of Digitel and Digitel Capital Philippines Ltd. (as the case may be) and are enforceable in accordance with their terms. The Convertible Bonds are freely assignable to the Buyer and have been duly authorized, validly issued and are free of any liens and Encumbrances, and no event or circumstance has occurred which constitutes (or with giving of notice, lapse of time or both, will constitute) a default thereunder. The Convertible Bonds have the conversion value set out in Part B of Exhibit 1.

(ii) There are no restrictions on JG Summit’s ability to exercise the conversion features of the Convertible Bonds. The features and terms and conditions of the Convertible Bonds are fully described in (a) the Subscription Agreement among Digitel Capital Philippines Ltd., JG Summit Philippines, Ltd. and Digital Telecommunications Philippines, Inc. relating to the US$190,000,000 Zero Coupon Exchangeable Bonds due 2014, exchangeable into shares of Digitel (a copy of which agreement is attached as Schedule 2-B); and (b) the Offering Memorandum relating to the US$10,000,000 Zero Coupon Convertible Bonds due 2013 issued by Digitel (a copy of which offering memorandum is attached as Schedule 2-C).

(F) JG Summit is the legal and beneficial owner of the Advances described in Part C of Exhibit 1, and has not assigned any right, title, interest or benefits arising from such Advances. The Advances constitute legal, valid and binding obligations of Digitel and the obligors thereunder. The Advances have been duly authorized, validly issued and are free of any liens and Encumbrances, and no event or circumstance has occurred which constitutes (or with giving of notice, lapse of time or both, will constitute) a default thereunder.

(G) Digitel is in compliance with all requirements relating to the listing and registration of its securities imposed by the SEC or the PSE.

(H) Exhibit 1 is a complete list of all the Enterprise Assets and the information contained in Exhibit 1 is true and correct. To the best knowledge of JG Summit after reasonable and diligent inquiry, there is no fact, matter or circumstance relating to or in connection with the Enterprise Assets which has not been disclosed in the Sellers’ Disclosure Letter which might reasonably affect the willingness of the Buyer to proceed with the purchase of the Enterprise Assets on the terms of this Agreement.

3. Target Companies.

(A) Schedule 2-A is a complete list of all the Subsidiaries of Digitel and Sun. All the outstanding shares of the capital stock of each Subsidiary are free and clear of all Encumbrances, except for the shares in the capital stock of Digitel Crossing, Inc., which are subject to a right of first refusal and call option in favor of Pacific Network Phils., Inc. and Asia Netcom Phils. Corp. upon terms and conditions that have been fully disclosed in the Sellers’ Disclosure Letter. There is no option, warrant, subscription, call, right, convertible security or other agreement or commitment, obligating such Subsidiary to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its own capital stock or securities.

(B) Digitel Capital Philippines, Ltd. is not engaged in any business other than the issuance of the US$190,000,000 Zero Coupon Exchangeable Bonds due 2014, exchangeable into shares of Digitel.

(C) Digitel Information Technology Services, Inc. is a dormant corporation and is not engaged in any business. As of the date hereof, Digitel Information Technology Services, Inc. does not have (and on the Closing Date, it shall not have) any substantial assets or liabilities.

(D) Digitel Crossing, Inc. is primarily engaged in the operation of an optical fiber transmission system from Naic, Cavite to Makati City.

(E) Asia Netcom Philippines Corporation is primarily engaged in the holding of equity shares in Digitel Crossing, Inc.

4. Franchises and Governmental Authorizations.

(A) Each Target Company has obtained all Governmental Authorizations or consents necessary to permit it to lawfully conduct and operate its businesses in the manner in which they currently conduct and operate such businesses and to permit it to own and use its assets, except where a failure to obtain any such Governmental Authorization would not have or could not reasonably be expected to have a Material Adverse Effect. Such Governmental Authorizations or consents are in full force and effect and not subject to any unusual or onerous conditions. Digitel, Sun and Digitel Crossing, Inc. are duly authorized to operate and maintain telecommunications systems in the Philippines under the Franchises and the CPCNs and PAs identified in Schedule 2-E.

(B) Each Target Company is, and at all times has been, in full compliance with all of the terms and requirements of its respective Governmental Authorizations (including, in the case of Digitel, Sun and Digitel Crossing, the Franchises, the CPCNs and the PAs), and there has been no default under the conditions of any of the same, except when such non-compliance or default would not have or could not reasonably be expected to have a Material Adverse Effect. None of the Target Companies has received any notice or other assessment from the NTC or any other Governmental Authority in respect of unpaid supervision or regulatory fees.

(C) To the best knowledge of the JG Group after reasonable and diligent inquiry, none of the Target Companies has received any official notice or other communication from any Governmental Authority regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Governmental Authorizations. Neither has any Target Company received any official notice or other communication from any Governmental Authority regarding any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to, any Governmental Authorization.

(D) All applications required to have been filed for the renewal of the Governmental Authorizations of the Target Companies have been duly filed on a timely basis, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis, except where a delay in such filings would not have or could not reasonably be expected to have a Material Adverse Effect.

(E) Digitel is not party to any litigation, arbitration or administrative proceedings which are in progress, threatened or pending by or against DOTC, including but not limited to, such litigation, arbitration or administrative proceedings in relation to or in connection with its financial lease agreements, or facilities management agreements with the DOTC. Digitel does not have any financial lease agreements or facilities management agreements with the DOTC, and there are no outstanding obligations or other liabilities under any previous financial lease agreements or facilities management agreements of Digitel with the DOTC.

5. No Violations.

(A) Neither the execution nor delivery by the Sellers of this Agreement or the consummation by the Sellers of the transactions contemplated hereby, nor the compliance by the Sellers with any of the provisions hereof, will: (a) result in a breach of, or constitute a default under, any note, bond, mortgage, indenture, license, contract, agreement or other obligation to which any Target Company is a party or by which any Target Company or its properties or assets may be bound, except where such breach or default would not have or could not reasonably be expected to have a Material Adverse Effect; (b) conflict with or result in any breach of any provisions of the articles of incorporation or by-laws the Target Companies; (c) result in a violation or breach of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, any of the material terms, conditions or provisions of any Governmental Authorization (including any Franchise, CPCN or PA); or (d) violate a material provision of any order, statute, rule or regulation applicable to any Target Company or any Target Company’s properties or assets.

(B) Neither the execution nor delivery by the Sellers of this Agreement or the consummation by the Sellers of the transactions contemplated hereby, nor the compliance by the Sellers with any of the provisions hereof require the consent, approval and/or waiver of any third parties (other than other than the Third Party Consents.

6. Reports, Financial Statements, Customer Base, Working Capital and Debt.

(A) Each of Digitel and Sun has timely filed all reports and statements required to be filed by it with the PSE and all relevant Governmental Authorities including, but not limited to, the SEC, the Congress of the Philippines and the NTC (collectively, the “Reports”) and none of the Reports, as of its respective date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein so as to ensure that such statements, in light of the circumstances under which they were made, were not misleading.

(B) Each of the Financial Statements (including the related notes) fairly presents, in all material respects, the financial position, results of operations and cash flow of Digitel and Sun as of the respective dates thereof, and each of the other related statements (including the related notes) included in the Financial Statements fairly presents, in all material respects, the results of operations, the changes in financial position and cash flow of Digitel and Sun for the respective periods or as of the respective dates set forth therein, all in conformity with PAS-PFRS consistently used therein. None of the entries in the Financial Statements is based on any material extraordinary item or transaction or otherwise based on any transaction not entered into in the ordinary course of business, other than as disclosed in the Financial Statements or to the extent the inclusion of any such entries therein would not prevent the Financial Statements from being a fair presentation, in all material respects, of the financial position, results of operations and cash flow of Digitel and Sun as of the respective dates thereof.

As used herein, the term “Financial Statements” means the audited balance sheets of Digitel and Sun as of December 31, 2009, the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2009 (all of which shall be prepared on a consolidated basis in the case of Digitel), and the annual reports submitted to the SEC pursuant to Section 17 of the SRC and Section 141 of the Corporation Code (SEC Form 17-1).

(C) The Unaudited Management Accounts (including the related notes) fairly presents, in all material respects, the financial position, results of operations and cash flow of the Target Companies as of the respective dates thereof, and each of the other related statements (including the related notes) included in the Unaudited Management Accounts fairly presents, in all material respects, the results of operations, the changes in financial position and cash flow of the Target Companies for the respective periods or as of the respective dates set forth therein, all in conformity with PAS-PFRS consistently used therein. None of the entries in the Unaudited Management Accounts is based on any material extraordinary item or transaction or otherwise based on any transaction not entered into in the ordinary course of business, other than as disclosed in the Unaudited Management Accounts or to the extent the inclusion of any such entries therein would not prevent the Unaudited Management Accounts from being a fair presentation, in all material respects, of the financial position, results of operations and cash flow of Digitel and Sun as of the respective dates thereof. The final audited financial statements of the Target Companies will not materially deviate from the Unaudited Management Accounts.

As used herein, the term “Unaudited Management Accounts” means the unaudited balance sheets of Digitel and Sun as of December 31, 2010, the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2010 (all of which shall be prepared on a consolidated basis in the case of Digitel).

(D) Each of the Target Companies maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation by each Target Company of financial statements in conformity with applicable PAS-PFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(E) The respective customer bases of Digitel and Sun as of March 22, 2011 are 466,354 and 14,021,185 respectively.

(F) The consolidated negative net Working Capital of the Target Companies shall not exceed (Peso)308,000,000.

(G) The Net Debt shall be no more than US$642,000,000.

7. Absence of Certain Changes or Events. From and after January 1, 2011, none of the Target Companies has:

(i)	sold, transferred or otherwise disposed of any assets or assumed any liabilities except on arms-length terms in the ordinary course of business consistent with past practice;

(ii)	made any capital expenditure or commitment therefore, except in the ordinary course of business consistent with past practice;

(iii)	declared or paid any dividend or made any distribution on any of its outstanding shares of capital stock;

(iv)	redeemed, purchased or otherwise acquired any outstanding shares of capital stock;

(v)	issued any shares of its capital stock or granted any option, warrant or other right to purchase or acquire any such shares;

(vi)	made any change in any method of accounting or auditing practice;

(vii)	otherwise conducted its business or entered into any transaction, except in the usual and ordinary manner and in the ordinary course of business consistent with past practice; or

(viii)	agreed in writing, to do any of the foregoing.

8. Books and Records. The minute books, statutory registers and corporate records of the Target Companies contain records, which are accurate in all material respects, of all meetings of, and corporate actions taken by (including, where permitted under Applicable Law, actions taken by written consent), the shareholders and the boards of directors of each Target Company as may be required to be recorded under Applicable Law, including without limitation, in connection with all increases in capital and issuance and transfer of shares. All such minute books, registers and other corporate records will be made available to the Buyer and its Representatives from and after Closing. None of the Target Companies’ records, systems, controls, data or information is recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the relevant Target Company.

9. Litigation.

(A) There is no suit, action or court, arbitral or other proceeding pending or, to the best knowledge of the Sellers after reasonable and diligent inquiry, threatened against or affecting, the Target Companies involving a potential liability of any of the Target Companies in an amount exceeding (Peso)5,000,000 or which would cause or could reasonably be expected to cause a Material Adverse Effect, nor is there any judgment, decree, injunction, settlement agreement, rule or order of any, Governmental Authority or arbitrator outstanding against any Target Company notice of which has been received by such Target Company involving a liability of any of the Target Companies in an amount exceeding (Peso)5,000,000 or which would cause or could reasonably be expected to cause a Material Adverse Effect.

(B) There is no suit, court, arbitral or other proceeding, inquiry or investigation pending, notice of which has been received by any Target Company, or, to the best knowledge of the Sellers after reasonable and diligent inquiry, threatened against or affecting any Target Company before any Governmental Authority or arbitrator which questions or challenges the validity of this Agreement, the Franchises, the CPCNs or the PAs.

10. Absence of Undisclosed Liabilities. Except for liabilities or obligations which are accrued or reserved against in the Financial Statements (or reflected in the notes thereto) or the Unaudited Management Accounts or included in the Reports or which were incurred after December 31, 2010 in the ordinary course of business, no Target Company has any liability or obligation (whether absolute, accrued, contingent or otherwise).

11. No Default. Neither Digitel or Sun is in default or violation (and, to the best knowledge of JG Summit, after reasonable and diligent inquiry, no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) its articles of incorporation or by-laws, or (ii) the Franchises, the CPCNs or the PAs. Neither Digitel or Sun is in default or violation (and no event has occurred which with notice or the lapse of time or both would constitute a default or violation) of any term, condition or provision of (i) any note, bond, mortgage, indenture, license, agreement, contract, lease commitment or other obligation to which Digitel or Sun is a party or by which it or any of its properties or assets may be bound, or (ii) any order, writ, injunction, decree, statute, rule or regulation applicable to Digitel or Sun.

12. Taxes.

(A) Each Target Company has filed or caused to be filed, within the times and within the manner prescribed by Applicable Law, all income tax returns, statements forms and reports (collectively, the “Returns”) for all Taxes which are required to be filed by or with respect to such Target Company. Each Return reflects accurately all liability for Taxes of the relevant Target Company and Subsidiary for the respective periods covered thereby. All Taxes payable by, or due from the Target Companies for all the taxable years or periods prior to the Closing Date have been paid in full and, with respect to any taxable period beginning before and ending on the Closing Date, will be timely paid in full on or prior to the Closing Date, except for Taxes that may be contested in good faith by a Target Company through appropriate action or proceedings and full details of which have been or will have been provided to the Buyer in writing.

(B) All Taxes which each Target Companies is required by Applicable Law to withhold or collect have been duly withheld or collected, and have been timely paid over to the proper Governmental Authorities to the extent due and payable.

(C) No Target Company (i) has entered into any agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not been disclosed in the Sellers’ Disclosure Letter or settled, or (ii) is contesting any Tax liability before any Governmental Authority except in good faith and by appropriate proceedings.

(D) Except as set out in the contractual gross up provisions in loan agreements entered into by the Target Companies, there are no Tax sharing, allocation, indemnification or similar agreements in effect between any Target Company and any other party under which such Target Company could be liable for any taxes or other claims of any party.

(E) No letter of authority, tax verification notice or similar letter, or assessment notice (including preliminary assessment notice or final assessment notice) has been issued against any Target Company by any Governmental Authority. None of the Target Companies (including their respective officers and employees) is being investigated for any violation (civil, criminal or otherwise) of applicable Tax law.

13. Title to Properties, Encumbrances. Each Target Company has good, valid and marketable title to, or a valid leasehold interest in or real right to use, all properties and assets (real, personal and mixed, tangible and intangible) reflected in its Financial Statements, and all other properties and assets material to the operation of such Target Company’s business in a prudent and orderly fashion. None of such properties or assets owned by the Target Companies, nor any of such leasehold rights or real rights to use held by the Target Companies, is subject to any liability, obligation, claim, lien, mortgage, pledge, security interest, conditional sale agreement, charge or Encumbrance of any kind (whether absolute, accrued, contingent or otherwise). The following shall not constitute breaches of the representations and warranties set out in this paragraph 13: (i) minor imperfections of title and Encumbrances, if any, which are not substantial in amount, do not materially detract from the value of the property or assets subject thereof, and do not impair the operations of any Target Company, (ii) liens for Taxes that are not yet due or that are being contested in good faith by appropriate action or proceedings and for which adequate reserves have been established in accordance with PAS-PFRS, and (iii) mortgages or security interests on properties given as security for the purchase price or financing thereof, and details of (i), (ii) and (iii) above have already been provided to the Buyer in writing.

14. No Transactions with Affiliates and Related Parties. Except for the Advances and guarantees executed by JG Summit to accommodate Digitel described in Schedule 2-D, no Target Company has entered into any transaction with or has any indebtedness to any of its directors or officers (other than transactions arising solely as a result of such directors’ and officers’ functions) or any of its shareholders, or any of such shareholders’ Affiliates or other Related Parties, except in the ordinary course of business consistent with past practice and on commercial terms customary in the telecommunications industry.

15. Compliance with Applicable Law. Each Target Company is in compliance with all Applicable Laws, save where any non-compliance would not have or could not reasonably be expected to have a Material Adverse Effect.

16. Labor Matters.

(A) There is not presently pending or existing, and to the best knowledge of the Sellers after reasonable and diligent inquiry there is no threatened (i) strike, slowdown, picketing, work stoppage, or employee grievance process against or affecting a Target Company, or (ii) any proceeding against or affecting either Target Company relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with any Philippine Governmental Authority, except where the amount of the relevant Target Company’s potential liability does not exceed (Peso)5,000,000 for each claim or which would cause or could reasonably be expected to cause a Material Adverse Effect . There is no lockout of any employees of a Target Company. The Target Companies have complied with all material legal requirements relating to employment, immigration, wages, hours, benefits, collective bargaining, the payment of employment and similar taxes, and occupational safety and health. No Target Company is liable for the payment of any compensation, damages, taxes, fines, penalties, or other amounts for failure to comply with any of the foregoing legal requirements, except where such compensation, damages, taxes, fines, penalties or other amounts do not exceed (Peso)5,000,000 for each claim or which would cause or could reasonably be expected to cause a Material Adverse Effect.

(B) Other than existing employment contracts, other contracts for services, company policies and practices, the amounts payable under which are already reflected in the Financial Statements and Unaudited Management Accounts, there are no agreements or arrangements, nor any amendments or revisions thereto, relating to or involving compensation, fees, benefit, privilege or commissions (including any bonus, share option, share purchase, profit-sharing, deferred compensation, pension, retirement or other similar arrangement) payable or due to any directors, officers, employees, agents, consultants or other persons or entities rendering services to the Target Companies or any of their Subsidiaries. There are no agreements or arrangements for the payment of additional benefits, compensation, fees, privileges or commissions to any directors, officers, employees, agents, consultants or other persons or entities rendering services to the Target Companies or any of their Subsidiaries upon a change in the controlling interest of Digitel or any of the other Target Companies.

(C) There is no organized or unorganized labor union in the Target Companies.

(D) Except as disclosed in the Financial Statements, the Target Companies are not subject to any unfunded pension or retirement liability.

17. Vote Required. Except for the approval of the transactions contemplated by this Agreement and the election by the board of directors of the Target Companies of the remaining members of the board of directors of each Target Company of replacement directors at the Closing, which must be approved by the relevant board of directors of such Target Company, no approval by the stockholders or board of directors of any Target Company is required for the consummation of the transactions contemplated under this Agreement.

18. Environmental Liability. No Target Company (i) is in violation of any statute, rule, regulation, decision or order of any Philippine Governmental Authority relating to the use, disposal or release of hazardous or toxic substances, electromagnetic or radio frequency, wave or current or relating to the protection of restoration of the environment or human exposure to hazardous or toxic substances (in this paragraph, “environmental laws”), (ii) owns or operates any real property contaminated with any substance that is subject to environmental laws, (iii) is liable for any off-site disposal or contamination pursuant to environmental laws, or (iv) is subject to any claim relating to environmental laws, and to the best knowledge of the JG Group after reasonable and diligent inquiry, there is no pending investigation against any Target Company which might lead to such a claim.

19. Intellectual Property. Each Target Company owns, possesses or can acquire on reasonable terms the Intellectual Property. No Target Company has received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property.

20. Solvency. No Seller or Target Company is insolvent, bankrupt or unable to pay its debts as they become due. For purposes hereof, the terms “insolvency” and “bankruptcy” include (i) the filing by a Seller or Target Company of a petition in any bankruptcy, winding-up, liquidation, receivership or other proceeding analogous in purposes or effect, or the failure by such Seller or Target Company to have any such petition filed by another party discharged within 60 days, (ii) the application for, consent to or failure to contest in a timely and reasonably appropriate manner the appointment of a receiver, trustee or similar official acting for the benefit of creditors for the bankruptcy, winding-up or liquidation of such Seller or Target Company or of a substantial portion of its respective properties or assets, (iii) the making by a Seller or Target Company of a general assignment for the benefit of its creditors, (iv) the admission in writing by a Seller or Target Company of its inability to pay its debts generally, (v) the passing of a resolution by a Seller or Target Company approving any winding-up or liquidation of, or of a substantial portion of its properties or assets, (vi) the entry of any court order or judgment confirming the bankruptcy or insolvency of a Seller or Target Company or of a substantial portion of its properties or assets and the failure to have any such judgment or order rescinded within 30 days or by Closing, (vii) any creditor of a Seller or Target Company exercises a contractual right to assume the financial management of any party, (viii) a Seller or Target Company is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or substantially all of its indebtedness, (ix) a Seller or Target Company begins negotiations for the rescheduling or other readjustment of all or substantially all of its indebtedness, or (x) the taking of any corporate action for the purpose of effecting any of the foregoing.

21. Insurance. Each Target Company maintains insurance with insurers of recognized financial responsibility of the types and in the amounts generally deemed adequate for their respective businesses. To the best knowledge of the Sellers after reasonable and diligent inquiry, no Target Company has been refused any insurance coverage sought or applied for nor has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would be substantially higher than the current cost.

22. Loans to Officers and Directors. There are no outstanding loans, advances or guarantees of indebtedness by a Target Company to, or for the benefit of, any of its officers or directors (including ex-employees and ex-directors) or any of the members of such officers’ or director’s families within the fourth degree of consanguinity or affinity.

23. Capital Expenditures. As of the date of this Agreement, the Target Companies have no capital expenditures or investment commitments other than as contemplated by the contracts identified in Schedule 2-E. The aggregate amount of any additional capital expenditures or investment commitments of the Target Companies from the date hereof until the Closing Date shall not exceed US$50,000,000.

24. Contracts.

(A)	All agreements entered into by the Target Companies have been: (i) duly and validly executed and delivered pursuant to due authority; (ii) entered into on arms-length terms; and (iii) are capable of complete performance or may be terminated without payment of damages within 6 months after the date of this Agreement, except in the ordinary course of business consistent with past practice and on commercial terms customary in the telecommunications industry.

(B)	None of the Target Companies is party to any agreement which restricts its ability to engage in its primary business.

(C)	None of the Target Companies is party to any agreement under which any third party is entitled, as a result of a change in ownership of the Digitel shares:

(i)	to terminate the agreement; or

(ii)	to require the adoption of terms which are less favorable to the Target Companies than the current terms; or

(iii)	to require the payment of damages or indemnity from the Target Companies.

(D)	No principal contractor or supplier of the Target Companies is in default (or would be in default, but for the requirements of notice or lapse of time, or both) under any of its agreements with the Target Companies.

25.	No Material Adverse Effect. None of the following events has occurred or is continuing:

(i)	cancellation, suspension, termination, shortening of the term or coverage or forfeiture of, or material default or material adverse change or amendment or revisions in, any Franchise of the Target Companies;

(ii)	cancellation, suspension, termination, shortening of the term or coverage or forfeiture of, or material default or material adverse change in the allocation of telecommunications frequencies of any of the Target Companies;

(iii)	default in any of the financial obligations that materially adversely affects the business, operations, financial or other conditions of any Target Company; and

(iv)	dispute by any Target Company with any of its major suppliers that materially adversely affects the business, operations, financial or other conditions of the Target Companies.